INDOSAT HAS POSITIVELY RESPONDED TO THE OPENING OF THE DIRECT LONG DISTANCE ACCESS CODE

Jakarta, 4 Desember 2007 - PT Indosat Tbk has positively responded the Governments policy to open the first phase of the Direct Long Distance (DLD) Access Code for the Balikpapan numbering region as stipulated in the attached Government’s Press Release No. 202/DJPT.1/KOMINFO/12/2007. Accordingly, on April 3, 2008 at the latest, the Customers within the Balikpapan numbering region may choose between the DLD service provided by PT Telkom with access code “0” or the DLD service provided by Indosat with access code “011”.

”We appreciate the Government’s decision to open the DLD access code for the Balikpapan numbering region. We hope that it will lead to a ~~healthier~~  conducive competitive ~~climate~~  environment and ultimately provide greater benefit to the public and the customers alike,” explained Marketing Director of Indosat, Guntur S. Siboro.

~~With~~  T ~~t~~ his policy ~~exhibites~~ exhibits confidence on ~~,~~ Indosat to contribute on creating ~~has been given the opportunity and trust in creating a~~ a   competitive  ~~climate~~ environment .. Consequently, Indosat will immediately ~~follow on~~  carry out necessary ~~acctions~~ actions following the Government’s policy through internal and external coordination, in particular with the Government. The coordination with Government will be undertaken ~~is conducted~~ to obtain detailed explanation regarding the policy and the following stages ~~phases~~ ..

After receiving the DLD license in 2002, currently Indosat has rolled out the DLD service in 23 cities. From the 23 cities, Indosat’s DLD network has provided fixed telecommunications service for 20 cities namely: Jakarta, Surabaya, Denpasar, Medan, Batam, Balikpapan, Bogor, Malang, Bandung, Pekanbaru, Semarang, Yogya, Solo, Cirebon, Banjarmasin, Padang, Pontianak, Palembang, Lampung dan Makasar.  The network has also been used by StarOne and IndosatPhone service.

Currently Indosat has ~~realized~~  exhibited its commitment by deploying ~~to roll out~~  its fixed access network with the capacity reaching 2,5 million customers by the end of 2006 or 130% of the target capacity as required by the licence. At present, Indosat has roll out the service through its product StarOne in 24 cities throughout Indonesia and will reach 46 cities in the near future.

After completing the frequency migration to the new frequency 800 MHz, Indosat has launched a new StarOne marketing program with special packages  “NGORBIT” or “NGOBROL IRIT”    with tariffs that provides benefit and  convenience to the customers through “NGORBIT MENITAN” and “NGORBIT BULANAN” program.

NGORBIT MENITAN program, offers a tariff of Rp 25/minute or Rp 750/hour with additional Rp 12,5/minute. Furthermore, the “NGORBIT BULANAN” offers a Rp 25.000/month tariff for unlimited calls to StarOne customers throughout Indonesia for both local and DLD service.

“StarOne has migrated to the new freqency 800 MHz, and offers economical call and internet service. The migration is the first step towards a new era to provide proffesional and quality service,” add Guntur ending his explantion.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), IDD service (IDD 001, IDD 008 and FlatCall (01016), fixed telecommunication services (StarOne, I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI) through Indosat and its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. In addition, Indosat provides 3G with HSDPA technology up to 3,6 Mbps. Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp : 62-21-3869614

Fax : 62-21-3804045

E-mail: investor@indosat.com

Investor Relations Division

Telp : 62-21-3869615

Fax : 62-21-3804045

E-mail : investor@indosat.com

Website: www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.

UNOFFICIAL TRANSLATION

Press Release No. 202/DJPT.1/KOMINFO/12/2007

Government Policy on the Settlement of PT Telkom Direct Long Distance Implementation Issue

Following the Director General Post & Telecommunication as chairman of the Indonesian Regulatory Board (BRTI) letter addressed to PT Telkom No: 520/BRTI/Telkom/X/2007 dated October 2, 2007 on the Notification related to the Implementation of PT Telkom’s Direct Long Distance (DLD) access Code in Five Cities which then followed by a similar letter No:358/BRTI/Telkom/X/2007 dated October 31, 2007 on the Second Notification related to the Implementation of PT Telkom’s Direct Long Distance (DLD) access Code in Five Cities, additionally, pending response from PT Telkom, the Government has continuously conducted a comprehensive study, both internally within the Communications and Informatics Department and BRTI and externally within the Integrated Team (which members consists among others government officials from the Department of Communications & Informatics, BRTI, Department of Finance, Office of the Ministry of State Owned Enterprises as well as representatives from the Indonesian infocom Society and Universities).

Based on the outcome of the comprehensive study, the Government has determined to issue a Minister of Communications & Informatics Regulation on the Fourth Amendment to the Minister of Communications Regulation No.KM 4 Year 2001 on the 2000 National Fundamental Technical Plan). The rationale of such amendment relates to article 10, article 19 and article 25 of Law No. 36 year 1999 on Telecommunications and the necessity to accelerate the nation’s telecommunication development in particular teledensity, hence the Government find it necessary to amend the DLD access code implementation as stipulated in the Minister of Communications Regulation No.KM 4 Year 2001.

The implementation of the opening of the access code has been conducted carefully and comprehensively, based on the spirit to share the existing infrastructure, increase the efficiency, teledensity and service quality to ensure legal certainty in conducting business. Consequently, the decision is based on four underlying principle, legal, technology (existing technical readiness and technology future development), business (investment requirement and fairness) and the enhancement of public services (in particular teledensity and even distribution). As a consequence, the opening of the access code will be conducted regionally not nationally, as the teledensity and penetration in each region are varied.

Based on the above, the first phase of the opening of the access code operated in Indonesia will be implemented in Balikpapan numbering region. Accordingly, on April 3, 2008 at the latest, the Customers within the Balikpapan numbering region may choose between the DLD service provided by PT Telkom with access code “0” or the DLD service provided by Indosat with access code “011”.   On the coming phases,  each numbering region will be evaluated to observe the competition readiness which is calculated based on the comparison between the number of customers and the number of operators.

Head of General Affairs and Public Relations

Gatot S. Dewa Broto

HP: 0811898504

Email:Gatot_b@pos